SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2005

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press release dated August 1st, 2005

Press Release dated July 29, 2005

Report on the Second Quarter of 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: August 1st, 2005

PRESS RELEASE

Eni signs agreement with Sempra to acquire share in new Louisiana LNG terminal

The Italian company acquires regasification capacity of 6 billion cubic meters of gas per year, 40% of the overall capacity of the terminal Sempra will build in Cameron, Louisiana

San Donato Milanese, August 1st, 2005 - Eni has signed an agreement with the US company Sempra to buy a share in the Cameron liquefied natural gas (LNG)1 terminal which Sempra LNG is building along the Calcasieu River, some 15 miles south of Lake Charles, Louisiana. The contract is for 20 years and follows a preliminary agreement signed on March 8, 2005.

Eni will acquire regasification capacity of 6 billion cubic meters per year, 40% of the overall capacity of the terminal. The LNG plant will start by the end of 2008 and have a processing capacity of some 15.5 billion cubic meters per year.

The agreement is in line with Eni’s strategy to reinforce its LNG business and particularly its regasification activities in key areas. The strategic positioning of the Cameron plant will ensure access to the most important US consumption areas. This operation will also allow Eni to deliver natural gas reserves the Company is developing in North Africa and Nigeria to the fast-growing North American market.

Eni is one of the most important integrated energy companies in the world which operates in oil and gas industry, power generation and oilfield services, construction and engineering. It is active in around 70 Countries with a staff of about 71,500 employees. In 2004, Eni posted consolidate revenues of euro 58.3 billion and generated a net profit of euro 7.3 billion. The daily production of hydrocarbons in 2004 was 1.624 million barrels of oil equivalent (boe) per day, whereas the proved reserves amounted to 7.218 billion boe.

__________________

(1)	LNG is natural gas which has been cooled to a temperature of below -160 °C and condensed to liquid state. LNG is transported from the production points to the consumption markets onboard cryogenic tankers. At the receiving terminal the LNG is unloaded, stored in tanks and vaporized to natural gas state before being sent into the transport network via pipe.

Eni Press Office:

Luciana Santaroni, Manager

Domenico Negrini

Phone: +39 02.52031875; +39 06.59822398

luciana.santaroni@eni.it

domenico.negrini@eni.it

Website: www.eni.it

Società per Azioni
Rome,
Piazzale Enrico Mattei, 1

Capital stock
at June 30, 2005:
euro 4,004,459,876 fully paid

Registro Imprese di Roma,
c. f. 00484960588

Tel. +39-0659821
Fax +39-0659822141

www.eni.it

Eni 2005 Second Quarter and First Half Results (unaudited)
FOR IMMEDIATE RELEASE

Eni results for the second quarter 2005:

• net profit up 39% to euro 1.9 billion

• liquid and gas production up 6.4% to 1.725 million boe/d

San Donato Milanese, July 29, 2005 - Eni, the international oil and gas company, today announces the results for the second quarter and first half of 2005.

Second quarter	First half
2004	2005	% Ch.	2004	2005	% Ch.

			Summary group results (1) (million euro)
2,586	3,654	41.3	Operating profit	5,738	8,041	40.1
2,437	3,352	37.5	Replacement cost operating profit (2)	5,508	7,545	37.0
1,364	1,898	39.1	Net profit	3,365	4,343	29.1
1,271	1,708	34.4	Replacement cost net profit (2)	3,221	4,032	25.2

			Key operating indicators
1,621	1,725	6.4	Liquid and natural gas production (thousand boe/day)	1,624	1,714	5.5
17.76	19.04	7.2	Natural gas sales (billion cubic metres)	45.57	47.71	4.7
3.64	3.64	..	Sales volumes of refined products on retail markets in Europe (million tonnes)	6.99	6.99	..
3.57	5.57	56.0	Volumes of electricity sold (terawatthour)	6.08	10.55	73.5

Financial highlights:

•	Net profit for the quarter of euro 1,898 million, up 39.1%
•	Adjusted net profit at replacement cost of euro 2,020 million, up 48.5%
•	Further weakness in the dollar relative to the euro (down 4.7%) adversely impacted results

__________________

(1)	Eni’s consolidated accounts at June 30, 2005 have been prepared in accordance with International Financial Reporting Standards (IFRS) currently applied. Results for the second quarter and the first half of 2004 have been restated for comparability.
(2)	Replacement cost net profit and operating profit reflects the current cost of supplies. The replacement cost net profit for the period is arrived at by excluding from the historical cost net profit the profit or loss in stock, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold in the period calculated using the weighted-average cost method of inventory accounting.

Operating highlights:

•	favorable trading environment driven by higher Brent crude oil prices (up 46%) and refining margins (up 29%)
•	E&P: strong production growth (up 6.4%) driven by continuing production ramp-up primarily in Libya and Angola
•	G&P: sales volumes growth in natural gas (up 7.2%) reflecting expansion in European markets and increased consumption of gas in Eni’s electricity generation plants

Paolo Scaroni, Eni Chief Executive Officer, commented:

"This quarter has seen further strong progress. A favorable trading environment and a strong volume franchise have underpinned our results. The first half performance gives us confidence in the outcome for the full year."

* * *

Contacts
e-mailbox: segreteriasocietaria.azionisti@eni.it

Investor Relations:
Jadran Trevisan, Manager
Antonio Pinto - Marco Porro

e-mailbox: investor.relations@eni.it

Eni SpA
Piazza Vanoni, 1
20097 San Donato Milanese (Milan) - Italy
Tel.: +39 - 02520.51651 - fax: +39 - 02520.31929

Eni Press Office:
Luciana Santaroni, Manager
Domenico Negrini
Tel.: +39 - 02520.31287
luciana.santaroni@eni.it
domenico.negrini@eni.it

* * *

This press release and Eni’s Report on the Second Quarter of 2005 (unaudited) are available on the Eni web site: "www.eni.it".

About Eni
Eni is one of the leading integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, oilfield services construction and engineering industries. In 2004, Eni reported net profits of euro 7,274 million. Eni is present in 70 countries and is Italy’s largest company by market capitalization.

Eni 2005 second quarter

Eni’s Board of Directors examined yesterday the consolidated Report on the Second Quarter of 2005. Eni’s second quarter net profit was euro 1,898 million, up euro 534 million, or 39.1% from the second quarter of 2004, primarily reflecting higher operating profit (up euro 1,068 million). Replacement cost net profit, which is arrived at by excluding a profit in stock of euro 190 million (euro 93 million in the second quarter of 2004) increased 34.4%.

Eni’s results for the second quarter were underpinned by a stronger trading environment with Brent crude oil price up 46% and refining margins up 29% from a year ago, partly offset by further weakness in the dollar relative to the euro (down 4.7% from the second quarter of 2004).

Special charges for the second quarter were euro 312 million (special charges of euro 89 million in the second quarter of 2004) and related primarily to environmental and other provisions and impairment of assets in the upstream. Special charges for the second quarter 2004 related primarily to environmental provisions and impairment of assets in the upstream, partly offset by gains on the divestment of assets in the upstream. Replacement cost net profit (adjusted by excluding special charges) was up 48.5% to euro 2,020 million.

Replacement cost operating profit for the quarter was euro 3,352 million, up euro 915 million from the second quarter of 2004, or 37.5%, reflecting primarily the increases reported in the following segments: (i) Exploration & Production (up euro 912 million, or 49.3%) reflecting higher realizations in dollars (liquids up 41.3%; natural gas up 21.2%) combined with growth in sales volumes (up 12.1 million boe, or 8.7%), offset in part by further weakness in the dollar relative to the euro (approximately euro 140 million, related in part to currency translations effects); (ii) Refining & Marketing (up euro 148 million, over 100%) reflecting stronger realized refining margins (up 29%) partly offset by further weakness in the dollar relative to the euro. These increases were partly offset by higher operating losses of the "Other activities" and "Corporate and financial companies" segments (down euro 161 million) due principally to higher environmental provisions and other provisions relating to certain legal proceedings.

Liquid and natural gas production for the quarter increased 6.4% to 1.725 mm boe/d from the second quarter 2004, reflecting production from new fields started up in late 2004, primarily in Libya, Angola, Kazakhstan, Algeria and Iran, partially offset by adverse entitlement effects (down 65 kboe/d), field declines in mature areas and divestment impacts (down 25 kboe/d). Excluding the impact of adverse entitlement effects, liquid and natural gas production increased 10.4%.

First half 2005

Eni’s net profit for the first half of 2005 was euro 4,343 million, up euro 978 million from the first half of 2004, or 29.1%, reflecting higher operating profit of core business activities (up euro 2,303 million), offset in part by higher income taxes (euro 1,064 million) and lower net profit from investments (reflecting a gain of euro 308 million recorded in the first half of 2004 on the disposal of about 9% of Snam Rete Gas share capital). Replacement cost net profit, which is arrived at by excluding a profit in stock of euro 311 million (euro 144 million in the first half of 2004) increased 25.2%.

Special charges for the first half of 2005 were euro 374 million and related primarily to environmental provisions and impairment of assets in the upstream. Special income for the first half of 2004 was euro 207 million and related primarily to gains on the divestment of 9% of the share capital of Snam Rete Gas and the sale of assets in the upstream (for an overall gain of euro 426 million), partly offset by impairment of assets in the upstream and environmental provisions. Replacement cost net profit adjusted by excluding special charges was up 46.2% to euro 4,406 million.

Replacement cost operating profit for the first half of 2005 was euro 7,545 million, up euro 2,037 million from the first half of 2004, or 37.0%, reflecting primarily the increases reported in the following segments: (i) Exploration & Production (up euro 1,806 million, or 52.1%) primarily reflecting higher realizations in dollars (liquids up 42.1%, natural gas up 18.9%) combined with increased production volumes sold (up 15.2 million boe, or 5.3%), offset in part by further weakness in the dollar relative to the euro (approximately euro 280 million, related in part to currency translations effected); (ii) Refining & Marketing (up euro 174 million, or 75%) primarily reflecting stronger realized refining margins (margins on Brent were up 1.78 dollar/barrel, or 47.6%) offset in part by further weakness in the dollar relative to the euro; (iii) Petrochemicals (up euro 150 million) reflecting a recovery in product margins and a better industrial performance. These increases were partly offset by higher operating losses of the "Other activities" and "Corporate and financial companies" segments (down euro 129 million) due principally to higher environmental provisions and provisions relating to certain legal proceedings.

Revenues for the first half of 2005 were euro 32,495 million, up euro 6,089 million from the first half of 2004, or 23.1%, primarily reflecting higher realizations and volumes sold in all of Eni’s main operating segments, partly offset by the impact of the depreciation of the dollar over the euro.

Net profit from investments in the first half of 2005 amounted to euro 413 million, down euro 161 million from the first half of 2004, reflecting a gain of euro 308 million recorded on the disposal of 9.054% of Snam Rete Gas share capital in the first half of 2004, partly offset by higher profits of Eni affiliates, in particular in the Gas & Power segment.

Net borrowings at June 30, 2005 were euro 9,546 million, down euro 914 million from December 31, 2004, primarily reflecting cash inflows from operating activities, influenced also by seasonality factors and proceeds from divestments (euro 260 million), offset in part by: (i) financial requirements for capital expenditure and investments (euro 3,113 million), the payment of dividends for 2004 fiscal year (euro 3,588 million, of which euro 3,384 million by Eni SpA) and the share buy back program (euro 228 million); (ii) the effects of currency translations effected (approximately euro 870 million). Compared with March 31, 2005, net borrowings increased euro 1,893 million reflecting primarily the payment of dividends for 2004 fiscal year and financial requirements for capital expenditure, offset in part by inflows from operating activities.

As at June 30, 2005 leverage (ratio of net borrowings to shareholders’ equity including minority interest) was 0.26 from 0.31 at December 31, 2004.

Capital expenditure amounted to euro 3,070 million (euro 3,680 million in the first half of 2004) and primarily related to: (i) the development of liquid and gas reserves (euro 1,885 million) in particular in Kazakhstan, Libya, Angola, Egypt and Italy, and exploration projects (euro 186 million); (ii) upgrading of Eni’s transport and distribution networks in Italy (euro 363 million); (iii) the continuation of the construction of combined cycle power plants (euro 124 million); (iv) the construction of the tar gasification plant at the Sannazzaro refinery, efficiency improvement actions and the upgrade of the refined product distribution network in Italy and in the rest of Europe (overall euro 216 million).

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in average net borrowings for the first half of the year cannot be extrapolated for the full year.

Business trends

The following are the forecasts for Eni’s key production and sales metrics in 2005:

-	daily production of hydrocarbons is forecasted to grow compared to 2004 (1.62 million boe/day) in line with the planned compound average growth rate for the 2004-2008 period (over 5%) which takes into account the effects of the decline of mature fields. Increases will be achieved outside Italy (in particular in Libya, Angola, Iran,

Algeria and Kazakhstan) due to full production of fields started up in late 2004 and start-ups planned for 2005;
-	volumes of natural gas sold are expected to increase by approximately 4% as compared to 2004 (84.45 billion cubic metres)[3], due to higher sales expected in markets in the rest of Europe (up 10%), in particular in Spain, Turkey, Germany and France and in sales to Italian importers. In Italy management expects a decline in natural gas sales due to competitive pressure, the effect of which is expected to be partly offset by an increase in its own consumption of natural gas for electricity generation at EniPower power stations;
-	electricity production sold is expected to increase by about 50% as compared to 2004 (13.85 terawatthour) due to the initiation of new generation capacity (approximately 3 gigawatts) at the Brindisi and Mantova sites and the full commercial activity of the units installed in 2004 at the Ravenna, Ferrera Erbognone and Mantova plants. At year-end total installed generation capacity is expected to be approximately 4.3 gigawatts (3.3 gigawatts at December 31, 2004);
-	refining throughputs on Eni’s account are expected to remain stable (37.68 million tonnes in 2004). Higher processing at the Taranto and Livorno refineries and at refineries of third parties will offset the impact of the maintenance standstill of the Porto Marghera refinery in the first months of 2005 and of lower processing at the Gela refinery following the accident which occurred in December 2004. The capacity utilization rate of Eni’s plants is expected to remain at 100% (the same rate as 2004);
-	sales of refined products on the Agip branded network in Italy are expected to remain approximately stable as compared to 2004 (8.89 million tonnes), despite a decline in domestic consumption. In the rest of Europe sales are expected to grow taking into account also the effect of planned acquisitions.

In 2005, capital expenditure is expected to amount to approximately euro 7.5 billion; about 96% of capital expenditure will be made in the Exploration & Production, Gas & Power and Refining & Marketing segments.

Post balance sheet events

In April 2005, Eni signed an agreement for the sale to Api – Anonima Petroli Italiana SpA of a 90% interest in Italiana Petroli (IP) with a call-and-put option for the remaining 10% to be exercised in the second half of 2010. The transaction, subject to the approval of the Italian Antitrust Authority, is expected to entail cash proceeds of euro 186 million for 100% of the shares. Under the terms of the agreement, the buyer also enters certain contracts for purchasing refined products for a five-year term and for purchasing logistic services and lubricants. In 2004, IP sold 2.6 billion litres of fuels with an average throughput of 896,000. At December 31, 2004 IP’s network included 2,915 service stations, of these approximately 2,700 were leased.

With a decision of June 30, 2005, notified on July 5, the Antitrust Authority opened an inquiry on this transaction maintaining that the veto power attributed to Eni by IP by-laws on certain matters entrusted to the board of directors and the role of Eni as IP key supplier for products and services allegedly features a violation of competition rules.

As provided for by the purchase and sale contract, Eni and Api have agreed upon certain modifications of the agreements which are intended to overcome the Antitrust Authority’s objections without altering the economics of the agreement. These modifications were submitted to the Antitrust Authority at the hearing of July 21, 2005.

__________________

(3)	Include own consumption and Eni’s share of sales of affiliates.

Trading environment indicators

Second quarter	First half
2004	2005	% Ch.	2004	2005	% Ch.

35.36	51.59	45.9	Average price of Brent dated crude oil (1)	33.66	49.55	47.2
1.204	1.260	4.7	Average EUR/USD exchange rate (2)	1.227	1.285	4.7
29.37	40.94	39.4	Average price of Brent dated crude oil in euro	27.43	38.56	40.6
5.26	6.78	28.9	Average European refining margins (3)	3.74	5.52	47.6

(1)	In US dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Summary group results

Summarized consolidated income statement

(million euro)

Second quarter	First half
2004	2005	% Ch.	2004	2005	% Ch.

12,543	15,841	26.3	Net sales from operations	26,406	32,495	23.1
352	138	(60.8)	Other income and revenues	555	322	(42.0)
(9,079)	(10,888)	(19.9)	Operating expenses	(18,875)	(22,228)	(17.8)
(1,230)	(1,437)	(16.8)	Depreciation, amortization and writedowns	(2,348)	(2,548)	(8.5)
2,586	3,654	41.3	Operating profit	5,738	8,041	40.1
(31)	(96)	(209.7)	Net financial expense	(62)	(176)	(183.9)
181	270	49.2	Net income from investments	574	413	(28.0)
2,736	3,828	39.9	Profit before income taxes	6,250	8,278	32.4
(1,296)	(1,860)	(43.5)	Income taxes	(2,699)	(3,763)	(39.4)
1,440	1,968	36.7	Profit before minority interest	3,551	4,515	27.1
(76)	(70)	7.9	Minority interest	(186)	(172)	7.5
1,364	1,898	39.1	Net profit	3,365	4,343	29.1
(93)	(190)	(104.3)	Exclusion profit in stock	(144)	(311)	(116.0)
1,271	1,708	34.4	Replacement cost net profit	3,221	4,032	25.2

Segmental analysis of operating profit

(million euro)

Second quarter	First half
2004	2005	% Ch.	2004	2005	% Ch.

1,849	2,761	49.3	Exploration & Production	3,465	5,271	52.1
566	592	4.6	Gas & Power	2,117	2,155	1.8
301	596	98.0	Refining & Marketing	426	865	103.1
62	58	(6.5)	Petrochemicaals	67	216	222.4
(130)	(191)	(46.9)	Other activities (1)	(226)	(249)	(10.2)
(62)	(162)	(161.3)	Corporate and financial companies	(111)	(217)	(95.5)
2,586	3,654	41.3	Operating profit	5,738	8,041	40.1
(149)	(302)	(102.7)	Exclusion of profit in stock	(230)	(496)	(115.7)
2,437	3,352	37.5	Replacement cost operating profit	5,508	7,545	37.0

(1)	From January 1, 2005, the results of operations of the Engineering activities are included in the Other activities segment. In order to allow for a homogeneous comparison, data for the second quarter and the first half of 2004 have been reclassified accordingly.

Summarized consolidated balance sheet

	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Change vs. Dec. 31, 2004	Change vs. Mar. 31, 2005
(million euro)
Net capital employed	45,143	45,363	46,390	1,247	1,027
Shareholders’ equity (including minority interests)	34,683	37,710	36,844	2,161	(866)
Net borrowings	10,460	7,653	9,546	(914)	1,893
Total liabilities and shareholders’ equity	45,143	45,363	46,390	1,247	1,027

Debt and bonds	12,542	10,010	11,680	(862)	1,670
short-term	5,256	2,920	4,525	(731)	1,605
long-term	7,286	7,090	7,155	(131)	65
Cash, cash equivalents and certain non operating financing receivables and securities	(2,082)	(2,357)	(2,134)	(52)	223
Net borrowings	10,460	7,653	9,546	(914)	1,893

Reconciliation of reported operating profit by segment and net profit to adjusted operating and net profit at replacement cost

Information on net profit and operating profit at replacement cost before special items is not required by either IFRS and U.S. GAAP, but Eni provides it with the intent to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

(million euro)

Second quarter	2005	First half
Operating and net profit	Exclusion of (profit) loss n stock	Replacement cost operating profit and net profit	Exclusion special items	Adjusted operating profit and net profit at replacement cost		Operating and net profit	Exclusion of (profit) loss on stock	Replacement cost operating profit and net profit	Exclusion special items	Adjusted operating profit and net profit at replacement cost

					Operating profit
2,761		2,761	128	2,889	E&P (1)	5,271		5,271	159	5,430
592	22	614	24	638	G&P	2,155	(30)	2,125	48	2,173
596	(316)	280	51	331	R&M	865	(459)	406	77	483
58	(8)	50	21	71	Petrochemicals	216	(7)	209	21	230
(191)		(191)	142	(49)	Other activities	(249)		(249)	151	(98)
(162)		(162)	54	(108)	Corporate and financial companies	(217)		(217)	56	(161)
3,654	(302)	3,352	420	3,772		8,041	(496)	7,545	512	8,057
1,898	(190)	1,708	312	2,020	Net profit	4,343	(311)	4,032	374	4,406

(1)	Net of the elimination of unrealized profit in stocks (euro 66 million in the first half; euro 8 million in the second quarter) on oil and natural gas volumes sold to the Refining & Marketing and Gas & Power segments, not yet sold to third parties.

Second quarter	2004	First half
Operating and net profit	Exclusion of (profit) loss n stock	Replacement cost operating profit and net profit	Exclusion special items	Adjusted operating profit and net profit at replacement cost	Operating and net profit	Exclusion of (profit) loss on stock	Replacement cost operating profit and net profit	Exclusion special items	Adjusted operating profit and net profit at replacement cost

					Operating profit
1,849		1,849	26	1,875	E&P (1)	3,465		3,465	67	3,532
566	28	594	(8)	586	G&P	2,117	(28)	2,089		2,089
301	(169)	132	65	197	R&M	426	(194)	232	63	295
62	(8)	54	(8)	46	Petrochemicals	67	(8)	59	(6)	53
(130)		(130)	91	(39)	Other activities	(226)		(226)	104	(122)
(62)		(62)	7	(55)	Corporate and financial companies	(111)		(111)	8	(103)
2,586	(149)	2,437	173	2,610		5,738	(230)	5,508	236	5,744
1,364	(93)	1,271	89	1,360	Net profit	3,365	(144)	3,221	(207)	3,014

(1)	Net of the elimination of unrealized profit in stocks (euro 28 million in the first half; euro -21 million in the second quarter) on oil and natural gas volumes sold to the Refining & Marketing and Gas & Power segments, not yet sold to third parties.

Analysis of special items

(million euro)

Second quarter	First half
2004	2005	2004	2005

66	151	Mineral and other asset impairment	176	185
3	65	Provision to the risk reserve	3	65
134	195	Environmental provisions	138	220
14	15	Provision for redundancy incentives	24	22
(43)		Net gains on E&P portfolio rationalization	(118)
(1)	(6)	Other	13	20
173	420	Special items of operating profit	236	512
5	(1)	Expense (income) from investments	(303)	2
		- Gain on the sale of a 9.054% stake of Snam Rete Gas	(308)
178	419	Non-recurring items before taxes	(67)	514
(89)	(107)	Taxes on special items	(140)	(140)
89	312	Total special items	(207)	374

Adjusted operating profit and net profit at replacement cost

(million euro)

Second quarter	First half
2004	2005	% Ch.	2004	2005	% Ch.

1,875	2,889	54.1	E&P	3,532	5,430	53.7
586	638	8.9	G&P	2,089	2,173	4.0
197	331	68.0	R&M	295	483	63.7
46	71	54.3	Petrochemicals	53	230	334.0
(39)	(49)	(25.6)	Other activities	(122)	(98)	19.7
(55)	(108)	(96.4)	Corporate and financial companies	(103)	(161)	(56.3)
2,610	3,772	44.5	Operating profit	5,744	8,057	40.3
1,360	2,020	48.5	Net profit	3,014	4,406	46.2

There follows a review of financial and operating performance of Eni’s main business divisions.

Second quarter operating results by division

Exploration & Production

(million euro)

Second quarter	First half
2004	2005	% Ch.	2004	2005	% Ch.

3,600	5,402	50.1	Revenues	6,865	9,954	45.0

1,849	2,761	49.3	Operating profit	3,465	5,271	52.1
26	128	392.3	Exclusion special items	67	159	137.3
1,875	2,889	54.1	Adjusted operating profit	3,532	5,430	53.7

1,295	1,167	(9.9)	Capital expenditure	2,486	2,220	(10.7)

Operating profit for the second quarter of 2005 was euro 2,761 million, up euro 912 million from the second quarter of 2004, or 49.3%, reflecting primarily higher liquid and gas realizations in dollars (liquids up 41.3%, natural gas up 21.2%), combined with increased production volumes sold (up 12.1 million boe), offset in part by further weakness in the dollar relative to the euro (approximately euro 140 million).

Included in the results for the quarter was a special charge of euro 128 million primarily resulting from impairments of proved and unproved property (euro 97 million). Special charges for the second quarter of 2004 were euro 26 million and related to impairments of proved and unproved property (euro 66 million), partly offset by gains on the divestment of assets (euro 43 million).

Second quarter	First half
2004	2005	% Ch.	2004	2005	% Ch.

1,621	1,725	6.4	Daily production of liquid and natural gas (1) (thousand boe)	1,624	1,714	5.5
263	268	1.9	Italy	271	267	(1.5)
374	465	24.3	North Africa	371	449	21.0
302	326	7.9	West Africa	301	326	8.3
335	286	(14.6)	North Sea	334	288	(13.8)
347	380	9.5	Rest of world	347	384	10.7
141.7	153.4	8.3	Liquid and natural gas production sold (1) (million boe)	286.8	301.4	5.1

(1)	Includes Eni’s share of production of joint ventures accounted for under the equity method from January 1, 2005 (formerly accounted for proportionally).

In the second quarter of 2005 production was 1,725 kboe/d (thousands of barrels of oil equivalent per day), up 104 kboe/d from the second quarter of 2004, or 6.4%, primarily reflecting the full production of fields started up in late 2004 primarily in Libya, Angola, Kazakhstan, Algeria and Iran. This was offset in part by: (i) lower production entitlements (down 65 kboe/d) in PSAs related to higher oil prices; (ii) natural field declines in mature areas, primarily in Italy (natural gas) and the United Kingdom; (iii) the effect of divestments carried out in 2004 (down 25 kboe/d). Excluding the impact of adverse entitlement effects, liquid and natural gas production increased 10.4%.

Gas & Power

(million euro)

Second quarter	First half
2004	2005	% Ch.	2004	2005	% Ch.

3,409	4,500	32.0	Revenues	8,991	11,162	24.1

566	592	4.6	Operating profit	2,117	2,155	1.8
28	22	21.4	Profit (loss) in stock	(28)	(30)	(7.1)
594	614	3.4	Replacement cost operating profit	2,089	2,125	1.7
(8)	24	..	Exclusion special items	0	48	..
586	638	8.9	Adjusted operating profit at replacement cost	2,089	2,173	4.0

433	256	(40.9)	Capital expenditure	771	521	(32.4)

Replacement cost operating profit in the second quarter of 2005 was euro 614 million, up euro 20 million from the second quarter of 2004, or 3.4%, primarily reflecting increased natural gas volumes sold, increased production volumes of electricity sold and higher results in natural gas transport activities outside Italy. This was offset in part by weaker realized margins on natural gas sales and distribution tariffs.

Included in the results for the quarter was a special charge of euro 24 million related primarily to other provisions.

Second quarter	First half
2004	2005	% Ch.	2004	2005	% Ch.

			Sales of natural gas (billion cubic metres)
9.98	10.34	3.6	Italy	27.90	27.46	(1.6)
4.98	5.13	3.0	Rest of Europe	11.76	12.56	6.8
0.34	0.33	(2.9)	Outside Europe	0.58	0.56	(3.4)
0.87	1.34	54.0	Own consumption	1.68	2.59	54.2
1.59	1.90	19.5	Sales of natural gas of Eni’s affiliates (net to Eni)	3.65	4.54	24.4
17.76	19.04	7.2	Total sales of natural gas	45.57	47.71	4.7
19.55	21.09	7.9	Transport of natural gas in Italy (billion cubic metres)	41.84	44.79	7.1
12.35	13.10	6.1	Eni	27.75	28.46	2.6
7.20	7.99	11.0	Third parties	14.09	16.33	15.9
3.57	5.57	56.0	Electricity production sold (terawatthour)	6.08	10.55	73.5

Natural gas sales for the second quarter of 2005 were up 1.28 billion cubic metres (bcm) from the second quarter of 2004, or 7.2%, reflecting primarily higher sales in the rest of Europe (up 0.44 bcm) and in Italy (up 0.36 bcm) and higher own consumption of natural gas for power generation (up 0.47 bcm).

Sales in Italy were up from the second quarter of 2004 reflecting higher sales to the power generation industry (up 0.76 bcm). This was offset in part by weaker sales to wholesalers (down 0.71 bcm), also related to the fact that part of supplies (0.48 bcm) to operators in this sector was carried out in accordance with certain decisions of the Antitrust Authority.

Electricity production sold increased by 56% due to the continuing ramp-up of new production capacity.

Refining & Marketing

(million euro)

Second quarter	First half
2004	2005	% Ch.	2004	2005	% Ch.

6,305	7,846	24.4	Revenues	12,139	14,747	21.5

301	596	98.0	Operating profit	426	865	103.1
(169)	(316)	(87.0)	Profit (loss) in stock	(194)	(459)	(136.6)
132	280	112.1	Replacement cost operating profit	232	406	75.0
65	51	(21.5)	Exclusion special items	63	77	22.2
197	331	68.0	Adjusted operating profit at replacement cost	295	483	63.7

192	150	(21.9)	Capital expenditure	277	216	(22.0)

Replacement cost operating profit for the second quarter of 2005 was euro 280 million, up euro 148 million from the second quarter of 2004, or 112%, primarily reflecting higher realized refining margins, partly offset by further weakness in the dollar relative to the euro.

Included in the result for the quarter was a special charge of euro 51 million related to environmental provisions. Special charges for the second quarter of 2004 amounted to euro 65 million and related to environmental provisions.

Second quarter	First half
2004	2005	% Ch.	2004	2005	% Ch.

14.34	12.51	(12.8)	Sales (million tonnes)	27.07	24.81	(8.3)
2.78	2.70	(2.9)	Retail sales Italy	5.33	5.22	(2.1)
0.86	0.94	9.3	Retail sales rest of Europe	1.66	1.77	6.6
0.29			Retail sales Brazil	0.57
2.58	2.54	(1.6)	Wholesale sales Italy	5.14	5.07	(1.4)
1.65	1.06	(35.8)	Wholesale sales outside Italy	3.04	2.16	(28.9)
6.18	5.27	(14.7)	Other sales	11.33	10.59	(6.5)

Refining throughputs on own account for the quarter in Italy and outside Italy were up 200 ktonnes to 9.76 million tonnes from the second quarter of 2004, or 2.1%, reflecting higher volumes at the Taranto refinery and higher volumes at third party refineries.

Sales volumes of refined products for the quarter were down 1.83 million tonnes to 12.51 million tonnes from the second quarter of 2004, or 12.8%, reflecting primarily the divestment of activities in Brazil in August 2004 (0.77 million tonnes), lower sales volumes to oil companies and traders outside Italy (down 0.65 million tonnes) and lower sales volumes in Italian retail and wholesale markets (down 0.12 million tonnes). Sales volumes on retail markets in the rest of Europe were up 80 ktonnes, or 9.3%.

Sales volumes of refined products on retail markets in Italy decreased 2.9% from the second quarter of 2004, due principally to lower domestic consumption, especially of gasoline and LPG.

Sales of refined products on wholesale markets in Italy decreased 1.6%, principally due to lower sales of fuel oil to the power generation industry, reflecting an increasing use of natural gas as feedstock for power plants.

  Report on the
Second Quarter
of
2005

Contents

Summary data	2
Basis of presentation	4
Income statement	5
	6	Operating profit
	7	Net sales from operations
	9	Operating expense
	10	Depreciation, amortization and writedowns
	10	Net financial expense
	11	Net income from investments
	11	Income taxes
	11	Minority interests
Consolidated balance sheet	12
Capital expenditure	13
Business trends	14
Operating results by business segments	16	Exploration & Production
	19	Gas & Power
	22	Refining & Marketing
	24	Petrochemicals

July 28, 2005

Contents

Summary financial data	(million euro)
Second quarter	First half
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

12,543	15,841	3,298	26.3	Net sales from operations	26,406	32,495	6,089	23.1
2,586	3,654	1,068	41.3	Operating profit	5,738	8,041	2,303	40.1
2,437	3,352	915	37.5	Operating profit at replacement cost	5,508	7,545	2,037	37.0
2,610	3,772	1,162	44.5	Adjusted operating profit at replacement cost	5,744	8,057	2,313	40.3
1,364	1,898	534	39.1	Net profit	3,365	4,343	978	29.1
1,271	1,708	437	34.4	Net profit at replacement cost	3,221	4,032	811	25.2
1,360	2,020	660	48.5	Adjusted net profit at replacement cost	3,014	4,406	1,392	46.2

Information on net profit and operating profit at replacement cost before special items is not required by either IFRS and U.S. GAAP, but Eni provides it with the intent to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in average net borrowings for the first half of the year cannot be extrapolated for the full year.

Key market indicators
Second quarter	First half
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

35.36	51.59	16.23	45.9	Average price of Brent dated crude oil (1)	33.66	49.55	15.89	47.2
1.204	1.260	0.056	4.7	Average EUR/USD exchange rate (2)	1.227	1.285	0.058	4.7
29.37	40.94	11.58	39.4	Average price in euro of Brent dated crude oil	27.43	38.56	11.13	40.6
5.26	6.78	1.52	28.9	Average European refining margin (3)	3.74	5.52	1.78	47.6
4.37	5.38	1.01	23.2	Average European refining margin in euro	3.05	4.30	1.25	40.9
2.1	2.1	..	..	Euribor - three-month euro rate (%)	2.1	2.1	..	..

(1)	In US dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

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Contents
Summary operating data
Second quarter	First half
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

				Daily production:
1,026	1,107	81	7.9	oil (thousand barrels)	1,021	1,104	83	8.1
595	618	23	3.9	natural gas (1) (thousand boe)	603	610	7	1.2
1,621	1,725	104	6.4	hydrocarbons (1) (thousand boe)	1,624	1,714	90	5.5
15.30	15.80	0.50	3.3	Sales of natural gas to third parties (billion cubic meters)	40.24	40.58	0.34	0.8
0.87	1.34	0.47	54.0	Own consumption of natural gas (billion cubic meters)	1.68	2.59	0.91	54.2
16.17	17.14	0.97	6.0		41.92	43.17	1.25	3.0
1.59	1.90	0.31	19.5	Sales of natural gas of Eni’s affiliates (Eni’s share) (billion cubic meters)	3.65	4.54	0.89	24.4
17.76	19.04	1.28	7.2	Total sales and own consumption of natural gas (billion cubic meters)	45.57	47.71	2.14	4.7
7.20	7.99	0.79	11.0	Natural gas transported on behalf of third parties in Italy (billion cubic meters)	14.09	16.33	2.24	15.9
3.57	5.57	2.00	56.0	Electricity production sold (terawatthour)	6.08	10.55	4.47	73.5
14.34	12.51	(1.83)	(12.8)	Sales of refined products (million tonnes)	27.07	24.81	(2.26)	(8.3)
1,411	1,307	(104)	(7.4)	Sales of petrochemicals products (thousand tonnes)	2,619	2,679	60	2.3

(1)	Includes own consumption of natural gas (42,000 and 36,000 boe/day in the first half of 2005 and 2004, respectively and 44,000 and 37,000 boe/day in the second quarter of 2005 and 2004, respectively).

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Contents

Basis of presentation

Eni’s accounts at June 30, 2005 unaudited, have been prepared in accordance with the criteria defined by the Commissione Nazionale per le Società e la Borsa (CONSOB) in its regulation for companies listed on the Italian Stock Exchange.

Financial information relating to income statement data are presented for the first half and second quarter of 2005 and for the first half and second quarter of 2004. Financial information relating to balance sheet data are presented at June 30, 2005, at 31 March, 2005 and December 31, 2004. Tables are comparable with those of 2004 financial statements and the first half report.

Eni’s accounts at June 30, 2005 have been prepared in accordance with the evaluation and measurement criteria contained in the International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB) and adopted by the European Commission according to the procedure set forth in article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

In order to allow for a homogenous comparison, income statement information for the first half and second quarter of 2004 and balance sheet information at December 31, 2004 have been restated.

The restatement of Eni’s balance sheet at June 30, 2004 and the reconciliation of Eni’s net profit for the first half of 2004 under IFRS will be included in Eni’s 2005 half year report.

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REPORT ON THE
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Contents

financial review

Income statement

(million euro)
Second quarter	First half
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

12,543	15,841	3,298	26.3	Net sales from operations	26,406	32,495	6,089	23.1
352	138	(214)	(60.8)	Other income and revenues	555	322	(233)	(42.0)
(9,079)	(10,888)	(1,809)	(19.9)	Operating expenses	(18,875)	(22,228)	(3,353)	(17.8)
(1,230)	(1,437)	(207)	(16.8)	Depreciation, amortization and writedowns	(2,348)	(2,548)	(200)	(8.5)
2,586	3,654	1,068	41.3	Operating profit	5,738	8,041	2,303	40.1
(31)	(96)	(65)	(209.7)	Net financial expense	(62)	(176)	(114)	(183.9)
181	270	89	49.2	Net income from investments	574	413	(161)	(28.0)
2,736	3,828	1,092	39.9	Profit before income taxes	6,250	8,278	2,028	32.4
(1,296)	(1,860)	(564)	(43.5)	Income taxes	(2,699)	(3,763)	(1,064)	(39.4)
1,440	1,968	528	36.7	Profit before minority interest	3,551	4,515	964	27.1
(76)	(70)	6	7.9	Minority interest	(186)	(172)	14	7.5
1,364	1,898	534	39.1	Net profit	3,365	4,343	978	29.1

1,364	1,898	534	39.1	Net profit	3,365	4,343	978	29.1
(93)	(190)	(97)	(104.3)	Exclusion profit in stock	(144)	(311)	(167)	(116.0)
1,271	1,708	437	34.4	Net profit at replacement cost (1)	3,221	4,032	811	25.2
89	312	223	250.6	Exclusion special item	(207)	374	581	..
1,360	2,020	660	48.5	Adjusted net profit at replacement cost (2)	3,014	4,406	1,392	46.2

(1)	Changes in oil and petroleum product prices exert influence on inventory evaluation leading to the recognition of profits or losses on stocks deriving from the difference of current prices of products sold and the value resulting from the application of the weighted-average cost method.
(2)	The reconciliation of reported operating profit and net profit to adjusted operating and net profit at replacement cost is found at page 26.

First half

Eni’s net profit for the first half of 2005 was euro 4,343 million, up euro 978 million from the first half of 2004, or 29.1%, reflecting primarily a euro 2,303 million increase in operating profit (up 40.1%) – of which euro 266 million are profit in stock – recorded in particular in the Exploration & Production, Refining & Marketing and Petrochemical segments, deriving from an increase in oil prices in dollars (Brent up 47.2%), higher sales volumes of liquids and gas (up 15.2 million boe) and higher refining margins (Brent up 47.6%) and, in Petrochemicals, higher margins and a better operating performance. These positive factors were offset in part by the effect of a weaker dollar (down 4.7% on the euro), higher provisions to the risk reserve, in particular for environmental charges, and lack of gains on the sale of assets recorded in the first half of 2004. The increase in operating profit was offset in part by higher income taxes (euro 1,064 million) and the recording of a gain of euro 308 million in the first half of 2004 on the disposal of about 9% of Snam Rete Gas share capital.

Adjusted net profit at replacement cost for the first half, that does not include the positive effect of higher profit in stock of euro 167 million net of the fiscal effect and the negative euro 581 million effect of special items, increased by euro 1,392 million or 46.2%.

5
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Contents
Operating profit
(million euro)
Second quarter	First half
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

1,849	2,761	912	49.3	Exploration & Production	3,465	5,271	1,806	52.1
566	592	26	4.6	Gas & Power	2,117	2,155	38	1.8
301	596	295	98.0	Refining & Marketing	426	865	439	103.1
62	58	(4)	(6.5)	Petrochemicals	67	216	149	222.4
(130)	(191)	(61)	(46.9)	Other activities (1)	(226)	(249)	(23)	(10.2)
(62)	(162)	(100)	(161.3)	Corporate and financial companies	(111)	(217)	(106)	(95.5)
2,586	3,654	1,068	41.3	Operating profit	5,738	8,041	2,303	40.1

2,586	3,654	1,068	41.3	Operating profit	5,738	8,041	2,303	40.1
(149)	(302)	(153)	(102.7)	Exclusion of profit in stock	(230)	(496)	(266)	(115.7)
2,437	3,352	915	37.5	Replacement cost operating profit	5,508	7,545	2,037	37.0
173	420	247	142.8	Exclusion special item	236	512	276	116.9
2,610	3,772	1,162	44.5	Adjusted replacement cost operating profit	5,744	8,057	2,313	40.3

(1)	From January 1, 2005, the results of operations of the Engineering activity are included in the Other activities segment. In order to allow for a homogenous comparison, data for the second quarter and first half of 2004 have been reclassified accordingly.

Replacement cost operating profit for the first half of 2005 was euro 7,545 million, up euro 2,037 million from the first half of 2004, or 37%, reflecting primarily the increases reported in the following segments:

•	Exploration & Production (up euro1,806 million, or 52.1%) primarily reflecting higher realizations in dollars (liquids up 42.1%, natural gas up 18.9%) and lower asset impairment (euro 45 million) combined with increased sales volumes (up 15.2 million boe, or 5.3%), offset in part by the effect of the 4.7% depreciation of the dollar over the euro (approximately euro 280 million, related in part to the currency translations effects) and the fact that gains on the sale of assets (euro 118 million) were recorded in the first half of 2004;
•	Refining & Marketing (up euro 174 million, or 75%) reflecting stronger realized refining margins (the margin on Brent was up 1.78 dollars/barrel, or 47.6%), offset in part by the effect of the depreciation of the dollar over the euro;
•	Petrochemicals (euro150 million) reflecting a recovery in product margins and an improved performance.

These increases were offset in part by higher operating losses of the Other activities and Corporate and financial companies segments (euro 129 million) due in particular to higher environmental provisions and provisions related to certain legal proceedings.

Second quarter

Eni’s net profit for the second quarter of 2005 was euro 1,898 million, up euro 534 million from the second quarter of 2004, or 39.1%, reflecting primarily a euro 1,068 million increase in operating profit (up 41.3%) – of which euro 153 million are profit in stock – recorded in particular in the Exploration & Production and Refining & Marketing segments, deriving from an increase in oil prices in dollars (Brent up 45.9%), higher volumes of liquids and gas sold (up 12.1 million boe) and higher refining margins (Brent up 28.9%). These positive factors were offset in part by the

6
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Contents

effects of a weaker dollar (down 4.7% on the euro), higher provisions to the risk reserve, in particular for environmental charges, and higher asset impairment. The increase in operating profit was offset in part by higher income taxes (euro 564 million).

Adjusted net profit at replacement cost for the second quarter, that does not include the positive effect of higher profit in stock of euro 97 million net of the fiscal effect and the negative euro 223 million effect of special items, increased by euro 660 million or 48.5%.

Replacement cost operating profit for the second quarter was euro 3,352 million, up euro 915 million from the second quarter of 2004, or 37.5%, reflecting primarily the increases reported in the following segments:

•	Exploration & Production (up euro 912 million, or 49.3%) reflecting higher realizations in dollars (liquids up 41.3%, natural gas up 21.2%) combined with increased volumes sold (up 12.1 million boe, or 8.7%), offset in part by the effect of the 4.7% depreciation of the dollar over the euro (approximately euro 140 million); the fact that gains on the sale of assets (euro 43 million) were recorded in the second quarter of 2004 and higher asset impairment (euro 31 million);
•	Refining & Marketing (up euro 148 million, or over 100%) reflecting stronger realized refining margins (the margin on Brent was up 1.52 dollars/barrel, or 28.9%), offset in part by the effect of the depreciation of the dollar over the euro.

These increases were offset in part by operating losses recorded by the Other activities and Corporate and financial companies segments (euro 161 million) reflecting primarily provisions for environmental charges and provisions related to certain legal proceedings.

Net sales from operations
(million euro)
Second quarter	First half
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

3,600	5,402	1,802	50.1	Exploration & Production	6,865	9,954	3,089	45.0
3,409	4,500	1,091	32.0	Gas & Power	8,991	11,162	2,171	24.1
6,305	7,846	1,541	24.4	Refining & Marketing	12,139	14,747	2,608	21.5
1,332	1,465	133	10.0	Petrochemicals	2,425	2,999	574	23.7
908	735	(173)	(19.1)	Other activities	1,532	1,380	(152)	(9.9)
203	217	14	6.9	Corporate and financial companies	398	434	36	9.0
(3,214)	(4,324)	(1,110)	34.5	Consolidation adjustment	(5,944)	(8,181)	(2,237)	37.6
12,543	15,841	3,298	26.3		26,406	32,495	6,089	23.1

First half

Eni’s net sales from operations (revenues) for the first half of 2005 were euro 32,495 million, up euro 6,089 million from the first half of 2004, or 23.1%, reflecting primarily higher product prices and volumes sold in all of Eni’s main operating segments, partially offset by the impact of a weaker dollar relative to the euro.

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Contents

Revenues generated by the Exploration & Production segment were euro 9,954 million, up euro 3,089 million, or 45%, reflecting primarily higher prices realized in dollars (liquids up 42.1%, natural gas up 18.9%) and higher liquid and gas production sold (15.2 million boe, up 5.3%) partially offset by the appreciation of the euro over the dollar.

Revenues generated by the Gas & Power segment were euro 11,162 million, up euro 2,171 million, or 24.1%, reflecting primarily increased natural gas prices and increased electricity production sold (4.47 terawatthour, up 73.5%), offset in part by the appreciation of the euro over the dollar.

Revenues generated by the Refining & Marketing segment were euro 14,747 million, up euro 2,608 million, or 21.5%, reflecting primarily higher international prices for refined products, offset in part by the appreciation of the euro over the dollar and the effect of the sale of activities in Brazil in August 2004.

Revenues generated by the Petrochemical segment were euro 2,999 million, up euro 574 million, or 23.7%, reflecting primarily the 25.2% increase in selling prices and the 2.3% increase in volumes sold.

REVENUES BY GEOGRAPHIC AREA

(million euro)
Second quarter	First half
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

5,843	6,905	1,062	18.2	Italy	13,245	15,534	2,289	17.3
4,410	4,175	(235)	(5.3)	Rest of European Union	8,308	8,463	155	1.9
445	1,325	880	197.8	Rest of Europe	1,288	2,317	1,029	79.9
486	686	200	41.2	Africa	983	1,871	888	90.3
1,226	1,738	512	41.8	Americas	2,073	2,420	347	16.7
108	936	828	766.7	Asia	435	1,781	1,346	309.4
25	76	51	204.0	Other areas	74	109	35	47.3
6,700	8,936	2,236	33.4	Total outside Italy	13,161	16,961	3,800	28.9
12,543	15,841	3,298	26.3		26,406	32,495	6,089	23.1

Second quarter

Revenues for the second quarter of 2005 were euro 15,841 million, up euro 3,298 million from the second quarter of 2004, or 26.3%, reflecting primarily higher product prices in all of Eni’s main segments and higher liquid and gas volumes sold (up 8.7%), higher natural gas sales (up 3.3%) and higher electricity production sold (up 56%). These positive factors were offset in part by the 4.7% appreciation of the euro over the dollar.

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Contents
Operating expenses

(million euro)
Second quarter	First half
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

8,425	10,232	1,807	21.4	Purchases, services and other	17,622	20,961	3,339	18.9
654	656	2	0.3	Payroll and related costs	1,253	1,267	14	1.1
9,079	10,888	1,809	19.9		18,875	22,228	3,353	17.8

Operating expenses for the first half of 2005 (euro 22,228 million) were up euro 3,353 million from the first half of 2004, or 17.8%, reflecting primarily: (i) higher prices for oil-based and petrochemical feedstocks and for natural gas; (ii) higher environmental provisions (euro 220 million in the first half of 2005, euro 138 million in the first half of 2004), recorded in particular in the Other activities and Corporate and financial companies segments; (iii) higher provisions to the risk reserve for the probable negative outcome of certain legal proceedings (euro 65 million) in particular in the Other activities segment. These increases were partially offset by currency translation effects and the sale of refined products and LPG distribution activities in Brazil in August 2004.

Labor costs (euro 1,267 million) were up euro 14 million, or 1.1%, reflecting primarily an increase in unit labor cost in Italy, offset in part by a decline in the average number of employees in Italy, the effect of the sale of refined product distribution activities in Brazil and currency translation effects.

Employees

(units)
	Dec. 31, 2004	June 30, 2005	Change

Exploration & Production	7,477	7,539	62
Gas & Power	12,843	12,386	(457)
Refining & Marketing	9,224	9,141	(83)
Petrochemicals	6,565	6,613	48
Other activities	9,422	9,030	(392)
Corporate and financial companies	3,437	3,501	64
	48,968	48,210	(758)

Saipem (1)	21,632	23,643	2,011

Total	70,600	71,853	1,253

(1)	Affiliate on which Eni exercises control but that is not included in consolidation.

As of June 30, 2005, employees were 48,210, down 1.5%, or 758 employees less than on December 31, 2004.

The 360 employee decline in Italy (to 37,911) was related primarily to changes in consolidation for 616 units (sale of the water business, 433 employees and Servizi Tecnici di Porto Marghera, 183 employees), whose effects were offset in part by the positive balance of hiring and dismissals (260 employees).

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In the first half of 2005 a total of 877 employees were hired, of these 589 on open-end contracts (309 with university degrees, of these 185 newly graduated), and 617 employees were dismissed (of these 393 employees on open-end contracts).

Outside Italy employees (10,299) were 398 less that at December 31, 2004.

Depreciation, amortization and writedowns

(million euro)
Second quarter	First half
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

805	960	155	19.0	Exploration & Production	1,487	1,696	209	14.1
170	183	13	7.6	Gas & Power	313	344	31	9.9
118	112	(6)	(5.1)	Refining & Marketing	237	233	(4)	(1.7)
29	27	(2)	(6.9)	Petrochemicals	58	58	..	..
13	10	(3)	(23.1)	Other activities	25	18	(7)	(28.0)
29	23	(6)	(20.7)	Corporate and financial companies	52	43	(9)	(17.3)
1,164	1,315	151	13.0	Total amortization and depreciation	2,172	2,392	220	10.1
66	122	56	84.8	Writedowns	176	156	(20)	(11.4)
1,230	1,437	207	16.8		2,348	2,548	200	8.5

Depreciation and amortization charges (euro 2,392 million) were up euro 220 million, or 10.1%, from the first half of 2004 mainly in the following segments: (i) Exploration & Production (euro 209 million) related to higher production, increased development expenditure aimed at maintaining production levels in mature fields and the impact of revisions of estimates of costs of abandonment for certain fields. These increases were offset in part by currency translations effects; (ii) Gas & Power (euro 31 million) due to the coming on stream of the Greenstream gasline and new power generation capacity.

Writedowns (euro 156 million) concerned essentially the impairment of mineral assets in the Exploration & Production segment (euro 128 million).

Net financial expense

In the first half of 2005 net financial expense (euro 176 million) were up by euro 114 million from the first half of 2004, due to higher charges related to the recording at fair value of derivative financial instruments and to higher interest rates on dollar loans (Libor up 1.9 percentage points), whose effects were offset in part by a decrease in average net borrowings.

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Net income from investments

Net income from investments in the first half of 2005 were euro 413million and concerned primarily: (i) Eni’s share of income of affiliates accounted for with the equity method (euro 362 million), in particular Saipem (euro 48 million) and affiliates in the Gas & Power (euro 209 million) and Refining & Marketing (euro 86 million) segments; (ii) gains on disposal (euro 37 million) relating in particular to the sale of a 2.33% stake in Nuovo Pignone Holding SpA; (iii) dividends received by affiliates accounted for at cost (euro 16 million).

The euro 161 million decline in net income from investments was due essentially to the fact that in the first quarter of 2004 the gain on the sale of 9.054% of the share capital of Snam Rete Gas was recorded for euro 308 million; this factor was offset in part by improved results of operations of affiliates in the Gas & Power segment, in particular Galp Energia SGPS SA (Eni’s interest 33.34%), Blue Stream Pipeline Co BV (Eni’s interest 50%) and Unión Fenosa Gas SA (Eni’s interest 50%).

Income taxes

Income taxes were euro 3,763 million, up euro 1,064 million from the first half of 2004, or 39.4% and reflected primarily higher income before taxes. The 2.2 percentage points increase in statutory tax rate (from 43.2 to 45.4%) reflects the fact that in the first half of 2004 a gain was recorded on the sale of Snam Rete Gas shares which was not subject to income taxes.

Minority interests

Minority interests were euro 172 million and concerned primarily Snam Rete Gas SpA (euro 164 million).

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Consolidated balance sheet

(million euro)
	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Change vs. Dec. 31, 2004	Change vs. Mar. 31, 2005

Net capital employed	45,143	45,363	46,390	1,247	1,027
Shareholders’ equity including minority interests	34,683	37,710	36,844	2,161	(866)
Net borrowings	10,460	7,653	9,546	(914)	1,893
Total liabilities and shareholders’ equity	45,143	45,363	46,390	1,247	1,027

Debt and bonds	12,542	10,010	11,680	(862)	1,670
short-term	5,256	2,920	4,525	(731)	1,605
long-term	7,286	7,090	7,155	(131)	65
Cash	(2,082)	(2,357)	(2,134)	(52)	223
Net borrowings	10,460	7,653	9,546	(914)	1,893

The depreciation of the euro over other currencies, in particular the US dollar (down 16% from December 31, 2004) determined with respect to 2004 year-end an estimated increase in the book value of net capital employed of about euro 2 billion, in net equity of about euro 1,130 million and in net borrowings of about euro 870 million as a result of the conversion of financial statements of subsidiaries denominated in currencies other than the euro at June 30, 2005.

Net borrowings at June 30, 2005 were euro 9,546 million, down euro 914 million from December 31, 2004, mainly due to cash flows generated by operating activities, influenced also by seasonality factors and proceeds from divestments (euro 260 million) whose effects were offset in part by: (i) financial requirements for capital expenditure and investments (euro 3,113 million), the payment of dividends for 2004 fiscal year (euro 3,588 million, of which euro 3,384 by Eni SpA) and Eni’s buy-back program (euro 228 million); (ii) currency translation effects (approximately euro 870 million).

Debts and bonds amounted to euro 11,680 million, of which euro 4,525 million were short-term (including the portion of long-term debt due within twelve months for euro 1,117 million) and euro 7,155 million were long-term.

Net equity at June 30, 2005 (euro 36,844 million) was up euro 2,161 million from December 31, 2004, due primarily to net income before minority interest (euro 4,515 million) and currency translation effects (about euro 1,130 million), offset in part by the payment of 2004 dividends and the purchase of own shares.

At June 30, 2005, leverage (ratio of net borrowings to shareholders’ equity including minority interest) was 0.26 from 0.31 at December 31, 2004.

From January 1 to June 30, 2005 a total of 11.55 million own shares were purchased for a total of euro 227.6 million (on average euro 19.708 per share). From the beginning of the share buy-back plan (September 1, 2000) Eni purchased 246.4 million own shares, equal to 6.15% of its share capital, for a total of euro 3,466 million (on average euro 14.067 per share).

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Capital expenditure

(million euro)
Second quarter	First half
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

1,295	1,167	(128)	(9.9)	Exploration & Production	2,486	2,220	(266)	(10.7)
433	256	(177)	(40.9)	Gas & Power	771	521	(250)	(32.4)
192	150	(42)	(21.9)	Refining & Marketing	277	216	(61)	(22.0)
37	39	2	5.4	Petrochemicals	51	52	1	2.0
8	12	4	50.0	Other activities	21	18	(3)	(14.3)
30	29	(1)	(3.3)	Corporate and financial companies	74	43	(31)	(41.9)
1,995	1,653	(342)	(17.1)	Capital expenditure	3,680	3,070	(610)	(16.6)

In the first half of 2005 capital expenditure amounted to euro 3,070 million, of which 97% related to the Exploration & Production, Gas & Power and Refining & Marketing segments. The decline over the first half of 2004 (euro 610 million, down 16.6%) was due to: (i) the completion of relevant projects (in particular South Pars in Iran, the onshore section and the treatment plants of the Libya Gas project and the Greenstream pipeline); (ii) the effect of the appreciation of the euro over the dollar.

Capital expenditure of the Exploration & Production segment amounted to euro 2,220 million and concerned essentially development (euro1,885 million) directed mainly outside Italy (euro 1,724 million), in particular Kazakhstan, Libya, Angola and Egypt. Development expenditure in Italy (euro 162 million) concerned in particular the continuation of work for well drilling, plant and infrastructure in Val d’Agri and sidetrack and infilling work in mature areas.

Exploration expenditure amounted to euro 186 million, of which about 97% was directed outside Italy. Exploration concerned in particular the following countries: Norway, Indonesia, Brazil, Egypt. In Italy essentially the onshore of Sicily and Central Italy. In addition a further 1.85% stake in the Kashagan project was purchased with an expenditure of dollar 200 million. Eni’s share in the project went from 16.67% to 18.52%.

Capital expenditure in the Gas & Power segment totaled euro 521 million and related essentially to: (i) development and maintenance of Eni’s primary transmission and distribution network in Italy (euro 304 million); (ii) the continuation of the construction of combined cycle power plants (euro 124 million) in particular at Brindisi and Mantova; (iii) development and maintenance of Eni’s natural gas distribution network in Italy (euro 59 million).

Capital expenditure in the Refining & Marketing segment amounted to euro 216 million and concerned: (i) refining and logistics (euro 116 million), in particular the construction of the tar gasification plant at the Sannazzaro refinery and efficiency and flexibility improvement actions; (ii) the upgrade of the refined product distribution network in Italy (euro 45 million); (iii) the upgrade of the distribution network and the purchase of service stations in the rest of Europe (euro 22 million).

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Business trends

The following are the forecasts for Eni’s key production and sales metrics in 2005:

•	daily production of liquids and natural gas is forecasted to grow as compared to 2004 (1.62 million boe/day) in line with the planned compound average growth rate for the 2004-2008 period (over 5%) which takes into account the effects of the decline of mature fields. Increases will be achieved outside Italy (in particular in Libya, Angola, Iran, Algeria and Kazakhstan) due to the full production of fields started up in late 2004 and start-ups planned for 2005;
•	volumes of natural gas sold are expected to increase by about 4% as compared to 2004 (84.45 billion cubic meters1), due to higher sales expected in markets in the rest of Europe (up 10%) in particular in Spain, Turkey, Germany and France and higher sales to Italian importers. In Italy management expects a decline in natural gas sales due to competitive pressure, the effect of which is expected to be partly offset by an increase in own consumption of natural gas for electricity generation at EniPower power stations;
•	electricity production sold is expected to increase by about 50% as compared to 2004 (13.85 terawatthour) due to the initiation of new generation capacity (about 3 gigawatt) at the Brindisi and Mantova sites and the full commercial activity of the units installed in 2004 at the Ravenna, Ferrera Erbognone and Mantova plants. At December 31, 2005 total installed generation capacity is expected to be approximately 4.3 gigawatt (3.3 gigawatt at December 31, 2004);
•	refining throughputs on Eni’s account are expected to remain stable (37.68 million tonnes in 2004): higher processing at Taranto and Livorno and on third party refineries will allow to offset the impact of the maintenance standstill of the Porto Marghera refinery on the first months of 2005 and of lower processing at the Gela refinery following the accident occurred in December 2004. The balanced capacity utilization rate of Eni’s plants is expected to remain at 100% (the same rate as 2004);
•	sales of refined products on the Agip branded network in Italy are expected to remain approximately stable as compared to 2004 (8.89 million tonnes), despite a decline in domestic consumption. In the rest of Europe the upward trend of sales is expected to continue also due to planned acquisitions.

In 2005, capital expenditure is expected to amount to approximately euro 7.5 billion; about 96% of capital expenditure will be made in the Exploration & Production, Gas & Power and Refining & Marketing segments.

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(1)	Include own consumption and Eni’s share of sales of affiliates.

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Post balance sheet events

In April 2005, Eni signed an agreement for the sale to Api – Anonima Petroli Italiana SpA of a 90% interest in Italiana Petroli (IP) with a call-and-put option for the remaining 10% to be exercised in the second half of 2010. The transaction, subject to the approval of the Italian Antitrust Authority, is expected to entail cash proceeds of euro 186 million for 100% of the shares. Under the terms of the agreement, the buyer also enters certain contracts for purchasing refined products for a five-year term and for purchasing logistic services and lubricants. In 2004, IP sold 2.6 billion liters of fuels with an average throughput of 896,000 liters; at December 31, 2004, IP’s network included 2,915 service stations, of these approximately 2,700 were leased.

With a decision of June 30, 2005, notified on July 5, the Antitrust Authority opened an inquiry on this transaction maintaining that the veto power attributed to Eni by IP by-laws on certain matters entrusted to the board of directors and the role of Eni as IP key supplier for products and services allegedly features a violation of competition rules.

As provided for by the purchase and sale contract, Eni and Api have agreed upon certain modifications of the agreements which are intended to overcome the Antitrust Authority’s objections without altering the economics of the agreement. These modifications were submitted to the Antitrust Authority at the hearing of July 21, 2005.

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Exploration & Production

(million euro)
Second quarter	First half
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

1,849	2,761	912	49.3	Operating profit (1)	3,465	5,271	1,806	52.1
26	128	102	392.3	Exclusion special item	67	159	92	137.3
1,875	2,889	1,014	54.1	Adjusted operating profit	3,532	5,430	1,898	53.7

(1)	Net of the elimination of unrealized profit in stocks (euro 66 million in the first half of 2005; euro 28 million in the first half of 2004) on oil and natural gas volumes sold to the Refining & Marketing and Gas & Power segments, not yet sold to third parties.

First Half

Operating profit for the first half of 2005 was euro 5,271 million, up euro 1,806 million from the first half of 2004, or 52.1%, reflecting primarily: (i) higher liquid and gas realizations in dollars (liquids up 42.1%, natural gas up 18.9%); (ii) higher liquid and gas volumes sold (up 15.2 million boe, or 5.3%); (iii) lower impairment of mineral assets (euro 45 million). These positive factors were offset in part by: (i) higher production costs and amortization related to higher development expenditure aimed at maintaining production levels in mature fields and the impact of revisions of estimates of the cost of abandonment of certain fields; (ii) the effect (approximately euro 280 million) of the appreciation of the euro over the dollar (up 4.7%); (iii) the fact that in the first half of 2004 gains on the sale of mineral assets were recorded (euro 118 million).

Second quarter	First half
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

1,621	1,725	104	6.4	Daily production of liquids and natural gas (1) (thousand boe)	1,624	1,714	90	5.5
263	268	5	1.9	Italy	271	267	(4)	(1.5)
374	465	91	24.3	North Africa	371	449	78	21.0
302	326	24	7.9	West Africa	301	326	25	8.3
335	286	(49)	(14.6)	North Sea	334	288	(46)	(13.8)
347	380	33	9.5	Rest of world	347	384	37	10.7
141.7	153.4	11.7	8.3	Hydrocarbon production sold (1) (million boe)	286.8	301.4	14.6	5.1

(1)	Includes Eni’s share of production of joint ventures accounted for with the equity method from January 1, 2005 (formerly accounted for proportionally).

In the first half of 2005 daily liquid and natural gas production was 1,714,000 boe, up 90,000 boe from the first half of 2004, or 5.5%. This increase was 9.4% without taking into account the price effect on PSAs2. Production increases were registered in particular in Libya, Angola, Iran, Kazakhstan, Italy (oil), Algeria and Australia. These

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(2)	In PSAs the national oil company awards the execution of exploration and production activities to the international oil company (contractor). The contractor bears the mineral and financial risk of the initiative and, when successful, recovers capital expenditure and costs incurred in the year (cost oil) by means of a share of production. This production share varies along with international oil prices. In certain PSAs changes in international oil prices affect also the share of production to which the contractor is entitled in order to remunerate its expenditure (profit oil).

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increases were partly offset by: (i) lower production entitlements (down 63,000 boe) in PSAs related to higher international oil prices; (ii) declines in mature fields mainly in Italy (natural gas) and the United Kingdom; (iii) the effect of the divestment of assets in 2004 (down 27,000 boe). The share of production outside Italy was 84% (83% in the first half of 2004).

Daily production of oil and condensates (1,104,000 barrels) was up 83,000 barrels from the first half of 2004, or 8.1%, due to increases registered in: (i) Angola, due to the full production of fields in the Kizomba A area in Block 15 (Hungo and Chocalho, Eni’s interest 20%) and the start-up of the Bomboco field located in area B of Block 0 (Eni’s interest 9.8%); (ii) Libya, due to the full production at the Wafa (Eni’s interest 50%) and Elephant fields (Eni’s interest 33.33%); (iii) Iran, due to the full production at the South Pars field Phases 4-5 (Eni operator with a 60% interest) and production increases at the Dorood (Eni’s interest 45%) and Darquain (Eni operator with a 60% interest) fields; (iv) Kazakhstan, in the Karachaganak field (Eni co-operator with a 32.5% interest) due to higher exports from the Novorossiysk terminal on the Russian coast of the Black Sea; (v) Algeria, due to the full production at the Rod and satellite fields (Eni operator with a 63.96% interest); (vi) Italy, due to increased production in the Val d’Agri due to the full production of the fourth treatment train of the oil center; (vii) Australia, due to the full production at the Bayu Undan field (Eni’s interest 12.04%). These increases were partly offset by declines of mature fields in particular in the United Kingdom and by the effect of the divestment of assets carried out in 2004.

Daily production of natural gas (610,000 boe) was up 7,000 boe from the first half of 2004, or 1.2%, reflecting primarily increases registered in Libya, due to the full production at the Wafa field (Eni’s interest 50%), offset in part by the declines registered in particular in the United Kingdom and Italy due to declining mature fields and the effect of the divestment of assets effected in 2004.

Liquid and gas production sold amounted to 301.4 million boe. The 8.8 million boe difference over production was due essentially to own consumption of natural gas (7.6 million boe).

Second quarter

Operating profit for the second quarter of 2005 was euro 2,761 million, up euro 912 million from the second quarter of 2004, or 49.3%, reflecting primarily higher liquid and gas realizations in dollars (oil up 41.3%, natural gas up 21.2%) combined with increased volumes sold (up 12.1 million boe, or 8.7%). These positive factors were offset in part by: (i) higher costs related to production and higher amortization and depreciation charges; (ii) the appreciation of the euro over the dollar (4.7%) with an approximately euro 140 million effect; (iii) the fact that in the second quarter of 2004 gains on the disposal of mineral assets were recorded for euro 43 million; (iv) higher asset impairment (euro 31 million).

In the second quarter of 2005 daily liquid and natural gas production was 1,725,000 boe, up 104,000 boe from the second quarter of 2004, or 6.4%; this increase was 10.4% without taking into account the price effect on PSAs, and reflected production increases registered mainly in Libya, Angola, Kazakhstan, Algeria and Iran. These increases were partly offset by: (i) lower production entitlements (down 65,000 boe) in PSAs related to higher international oil prices; (ii) declines in mature fields mainly

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in Italy (natural gas) and the United Kingdom; (iii) the effect of the divestment of assets effected in 2004 (down 25,000 boe).

Daily production of oil and condensates (1,107,000 barrels) was up 81,000 barrels from the second quarter of 2004, or 7.9%, due to increases registered mainly in: Angola, Libya, Kazakhstan, Algeria, Iran and Italy, partly offset by declines in the North Sea reflecting the decline of mature fields, the effect of the divestment of assets.

Daily production of natural gas (618,000 boe) was up 23,000 boe from the second quarter of 2004, or 3.9%, reflecting primarily increases registered in Libya, offset in part by declines registered mainly in Italy and the United Kingdom due to declining mature fields and the effect of the divestment of assets.

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Gas & Power

(million euro)
Second quarter	First half
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

566	592	26	4.6	Operating profit	2,117	2,155	38	1.8
28	22	(6)	(21.4)	Exclusion (profit) loss in stock	(28)	(30)	(2)	(7.1)
594	614	20	3.4	Replacement cost operating profit	2,089	2,125	36	1.7
(8)	24	32	..	Exclusion special item	0	48	48	..
586	638	52	8.9	Adjusted replacement cost operating profit	2,089	2,173	84	4.0

First half

Replacement cost operating profit in the first half of 2005 was euro 2,125 million, up euro 36 million from the first half of 2004, or 1.7%, reflecting primarily: (i) increased natural gas volumes sold (up 1.25 billion cubic meters including own consumption, or 3%) and distributed; (ii) higher results in natural gas transport activities in Italy and outside Italy. These positive factors were offset in part by: (i) weaker realized margins on natural gas sales offset in part by the different trends in the energy parameters to which natural gas sale and purchase prices are contractually indexed; (ii) lower distribution tariffs, due mainly to the impact of the new tariff system following decision No. 170/20043 of the Authority for Electricity and Gas; (iii) provisions to the risk reserve (euro 42 million).

Operating profit of power generation activities was euro 55 million, down euro 3 million, or 5.2%, reflecting primarily: (i) a decline in sale margins on electricity related to the different trend in prices of reference energy parameters for the determination of selling prices and the cost of fuels; (ii) higher fixed costs related in particular to maintenance for increased activity (euro 16 million); (iii) the provision for charges for the purchase of green certificates for 2003 following the decision of the Regional Administrative Court of Lombardia4 (euro 14 million). These negative factors were offset in part by an increase in electricity production sold (4.47 terawatthour, up 73.5%).

In the first half of 2005 natural gas sales (47.71 billion cubic meters, including own consumption and Eni’s share of sales of affiliates) were up 2.14 billion cubic meters from the first half of 2004, or 4.7%, reflecting primarily higher sales in markets in the rest of Europe (up 1.61 billion cubic meters, or 11%) and higher own consumption of natural gas for power generation at EniPower’s power stations (up 0.91 billion cubic meters, or 54.2%), whose effects were offset in part by lower sales in Italy (down 0.44 billion cubic meters, or 1.6%).

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(3)	Decision No. 170/2004 defines the method for determining natural gas distribution tariffs in the second regulated period (October 1, 2004-September 30, 2008); in particular the new tariff system sets the rate of return of invested capital at 7.5% (as compared to 8.8% in the first regulated period) and the price cap at 5% of operating costs and amortization charges (as compared to 3% for total costs). The Regional Administrative Court annulled this decision with a decision on February 16, 2005; the Authority filed an urgent claim with the Council of State, that on March 8, 2005, suspended the Court’s decision, pending its own final decision.
(4)	With a judgment of April 12, 2005, the Regional Administrative Court of Lombardia rejected the claim filed by EniPower against the decision of the Gestore della Rete di Trasmissione Nazionale SpA GRTN that denied the nature of cogeneration production for the combined production of electricity and heat of Eni’s power stations at Livorno, Ravenna and Brindisi in 2003. This obliges the company to purchase so called green certificates to cover production from these plants.

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Second quarter	First half
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

				Sales of natural gas (billion cubic meters)
9.98	10.34	0.36	3.6	Italy	27.90	27.46	(0.44)	(1.6)
2.37	1.66	(0.71)	(30.0)	Wholesalers (distribution companies)	9.23	7.09	(2.14)	(23.2)
	0.48			Gas release		1.07
7.61	8.20	0.59	7.8	End customers:	18.67	19.30	0.63	3.4
2.98	2.91	(0.07)	(2.3)	Industrial users	6.46	6.23	(0.23)	(3.6)
3.68	4.44	0.76	20.7	Thermoelectric users	7.61	8.4	0.79	10.4
0.95	0.85	(0.10)	(10.5)	Residential and commercial	4.6	4.67	0.07	1.5
4.98	5.13	0.15	3.0	Rest of Europe	11.76	12.56	0.80	6.8
0.34	0.33	(0.01)	(2.9)	Outside Europe	0.58	0.56	(0.02)	(3.4)
15.30	15.80	0.50	3.3	Total sales to third parties	40.24	40.58	0.34	0.8
0.87	1.34	0.47	54.0	Own consumption	1.68	2.59	0.91	54.2
16.17	17.14	0.97	6.0	Sales to third parties and volumes consumed by Eni	41.92	43.17	1.25	3.0
1.59	1.90	0.31	19.5	Natural gas sales of affiliates (net to Eni)	3.65	4.54	0.89	24.4
1.40	1.70	0.30	21.4	Europe	3.33	4.18	0.85	25.5
0.19	0.20	0.01	5.3	Outside Europe	0.32	0.36	0.04	12.5
17.76	19.04	1.28	7.2	Total sales of natural gas (billion cubic meters)	45.57	47.71	2.14	4.7

19.55	21.09	1.54	7.9	Transport of natural gas in Italy (billion cubic meters)	41.84	44.79	2.95	7.1
12.35	13.10	0.75	6.1	Eni	27.75	28.46	0.71	2.6
7.20	7.99	0.79	11.0	Third parties	14.09	16.33	2.24	15.9

3.57	5.57	2.00	56.0	Electricity production sold (terawatthour)	6.08	10.55	4.47	73.5

In a more and more competitive market, natural gas sales in Italy (27.46 billion cubic meters) were down 0.44 billion cubic meters from the first half of 2004, or 1.6%, reflecting primarily a decline in sales to wholesalers (down 2.14 billion cubic meters) and to industries (down 0.23 billion cubic meters), also related to the fact that part of supplies (1.07 billion cubic meters) to operators in these sectors – in particular wholesalers – was carried out in accordance with certain decisions of the Antitrust Authority (so called gas release)5. These declines were offset in part by higher sales to the thermoelectric segment (up 0.79 billion cubic meters, or 10.4%).

Natural gas sales in the rest of Europe (12.56 billion cubic meters) were up 0.80 billion cubic meters, or 6.8%, due to increases registered in: (i) sales under long-term supply contracts with importers to Italy (0.4 billion cubic meters), also due to reaching of full supplies from Libyan fields; (ii) Germany, related in particular to increased supplies (0.24 billion cubic meters) to Eni’s affiliate GVS (Eni’s interest 50%); (iii) supplies to the Turkish market via the Blue Stream gasline (0.18 billion cubic meters); (iv) France, related to the beginning of gas marketing activities (0.15 billion cubic meters).

Own consumption6 was 2.59 billion cubic meters, up 0.91 billion cubic meters from the first half of 2004, or 54.2%, reflecting primarily higher supplies to EniPower due to the coming on stream of new generation capacity.

__________________

(5)	In June 2004 Eni agreed with the Antitrust Authority to sell a total volume of 9.2 billion cubic meters of natural gas (2.3 billion cubic meters/year) in the four thermal years from October 1, 2004 to September 30, 2008 at the Tarvisio entry point into the Italian network.
(6)	In accordance with article 19, line 4 of Legislative Decree No. 164/2000, the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.

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Sales of natural gas by Eni’s affiliates, net to Eni and net of Eni’s supplies, were 4.54 billion cubic meters, up 0.89 billion cubic meters from the first half of 2004, or 24.4%, related in particular to Unión Fenosa Gas and concerned: (i) GVS with 1.90 billion cubic meters; (ii) Unión Fenosa Gas (Eni’s interest 50%) with 0.80 billion cubic meters; (iii) volumes of natural gas (0.74 billion cubic meters) treated at the Nigeria LNG Ltd liquefaction plant (Eni’s interest 10.4%) in Nigeria, destined to US and European markets; (iv) Galp Energia (Eni’s interest 33.34%) with 0.71 billion cubic meters.

Eni transported 16.33 billion cubic meters of natural gas on behalf of third parties in Italy, up 2.24 billion cubic meters from the first half of 2004, or 15.9%.

Electricity production sold was 10.55 terawatthour, up 4.47 terawatthour, or 73.5%, due to the full commercial operation of the Ravenna (up 1.74 terawatthour), Mantova (up 1.32 terawatthour) and Ferrera Erbognone (up 0.99 terawatthour) plants.

Second quarter

Replacement cost operating profit in the second quarter of 2005 was euro 614 million, up euro 20 million from the second quarter of 2004, or 3.4%, reflecting primarily: (i) increased natural gas volumes sold (up 0.97 billion cubic meters including own consumption, or 6%); (ii) higher results in natural gas transport activities outside Italy. These positive factors were offset in part by: (i) weaker realized margins on natural gas sales; (ii) lower distribution tariffs, due mainly to the impact of the new tariff system following decision No. 170/2004 of the Authority for Electricity and Gas; (iii) provisions to the risk reserve (euro 22 million).

Operating profit of power generation activities was euro 40 million, up euro 22 million, or 122%, reflecting primarily increased electricity production sold (up 2 terawatthour, or 56%).

Natural gas sales (19.04 billion cubic meters, including own consumption and Eni’s share of sales of affiliates) were up 1.28 billion cubic meters from the second quarter of 2004, or 7.2%, due mainly to higher sales in markets in the rest of Europe (0.44 billion cubic meters, up 7%) and higher own consumption of natural gas for power generation at EniPower’s power stations (0.47 billion cubic meters, up 54%) and in Italy (0.36 billion cubic meters, up 3.6%).

The increase in sales in Italy reflects primarily higher supplies to the thermoelectric segment (up 0.76 billion cubic meters) offset in part by declining sales to wholesalers (down 0.71 billion cubic meters) and industries (down 0.07 billion cubic meters), also related to the fact that part of supplies (0.48 billion cubic meters) to operators in these sectors – in particular wholesalers – was carried out in accordance with certain decisions of the Antitrust Authority (so called gas release).

Sales of natural gas by Eni’s affiliates, net to Eni and net of Eni’s supplies, were 1.90 billion cubic meter, up 0.31 billion cubic meters from second quarter of 2004, or 19.5%, recorded primarily in Spain by Unión Fenosa Gas.

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Refining & Marketing

(million euro)
Second quarter	First half
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

301	596	295	98.0	Operating profit	426	865	439	103.1
(169)	(316)	(147)	(87.0)	Exclusion profit in stock	(194)	(459)	(265)	(136.6)
132	280	148	112.1	Replacement cost operating profit	232	406	174	75.0
65	51	(14)	(21.5)	Exclusion special item	63	77	14	22.2
197	331	134	68.0	Adjusted replacement cost operating profit	295	483	188	63.7

First half

Replacement cost operating profit in the first half of 2005 was euro 406 million, up euro 174 million from the first half of 2004, or 75%, reflecting primarily: (i) higher refining margins (the margin on Brent was up 1.78 dollars/barrel, or 47.6%), offset in part by the effect of the standstill of the Gela refinery in the first half of 2005 (see below) and the appreciation of the euro over the dollar; (ii) higher operating profit of marketing activities in Italy.

(million tonnes)
Second quarter	First half
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

14.34	12.51	(1.83)	(12.8)	Sales	27.07	24.81	(2.26)	(8.3)
2.78	2.70	(0.08)	(2.9)	Retail sales Italy	5.33	5.22	(0.11)	(2.1)
0.86	0.94	0.08	9.3	Retail sales rest of Europe	1.66	1.77	0.11	6.6
0.29		(0.29)	..	Retail sales Brazil	0.57		(0.57)	..
2.58	2.54	(0.04)	(1.6)	Wholesale sales Italy	5.14	5.07	(0.07)	(1.4)
1.65	1.06	(0.59)	(35.8)	Wholesale sales outside Italy	3.04	2.16	(0.88)	(28.9)
6.18	5.27	(0.91)	(14.7)	Other sales	11.33	10.59	(0.74)	(6.5)

In the first half of 2005 refining throughputs on own account in Italy and outside Italy were 18.20 million tonnes in line with the first half of 2004, in particular processing increased at Taranto and Livorno and on third parties refineries. These increases were offset by the maintenance standstill of the Porto Marghera refinery and lower processing at the Gela refinery following the damage caused by a sea storm to the docking infrastructure in December 2004.

Total refining throughputs on wholly owned refineries was 12.71 million tonnes (in line with the first half of 2004) with a balanced capacity utilization rate of 100% (in line with the first half of 2004).

In the first half of 2005 sales of refined products (24.81 million tonnes) were down 2.26 million tonnes from the first half of 2004, or 8.3%, mainly due to the divestment of activities in Brazil in August 2004 (down 1.51 million tonnes), a decline in sales to oil companies and traders outside Italy (0.74 million tonnes) and declining retail and wholesale sales in Italy (down 0.18 million tonnes).

Sales of refined products on retail markets in Italy (5.22 million tonnes) were down 110,000 tonnes from the first half of 2004, or 2.1%, reflecting primarily a decline in domestic consumption (down 2.3%) in particular of gasoline and LPG. At June 30, 2005, Eni’s retail distribution network in Italy consisted of 7,229 service stations (of

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these 4,341 were Agip branded and 2,888 IP branded), 15 less than at December 31, 2004 (7,244 units), due to closures (31 service stations), the positive balance (10 units) of acquisitions/releases of lease concessions and the opening of 6 new service stations.

Sales of refined products on retail markets in the rest of Europe were 1.77 million tonnes, up 110,000 tonnes from the first half of 2004, or 6.6%, in particular in Germany, the Czech Republic and Spain. At June 30, 2005, Eni’s retail distribution network in the rest of Europe consisted of 1,910 service stations, 14 more than at December 31, 2004, due in particular to purchases of service stations in Germany and France.

Sales on wholesale markets in Italy were 5.07 million tonnes, down 70,000 tonnes from the first half of 2004, or 1.4%, reflecting mainly lower sales of fuel oil to the thermoelectric segment, due to the progressive substitution of fuel oil with natural gas in power plants.

Second quarter

Replacement cost operating profit in the second quarter of 2005 was euro 280 million, up euro 148 million from the second quarter of 2004, or 112.1%, reflecting primarily higher refining margins (the margin on Brent was up 1.52 dollars/barrel, or 29.8%), offset in part by the appreciation of the euro over the dollar, and higher operating profit of marketing activities in Italy.

In the second quarter of 2005 refining throughputs on own account in Italy and outside Italy were 9.76 million tonnes up 200,000 from the second quarter of 2004, or 2.1%, due in particular to increased processing at the Taranto refinery and on third parties refineries.

In the second quarter of 2005 sales of refined products (12.51 million tonnes) were down 1.83 million tonnes from the second quarter of 2004, or 12.8%, mainly due to the divestment of activities in Brazil in August 2004 (down 0.77 million tonnes), lower sales to oil companies and traders outside Italy (down 0.65 million tonnes) and declining retail and wholesale sales in Italy (down 0.12 million tonnes). Sales of refined products on retail markets in the rest of Europe were up 80,000 tonnes, or 9.3%.

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Petrochemicals

(million euro)
Second quarter	First half
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

62	58	(4)	(6.5)	Operating profit	67	216	149	222
(8)	(8)	..	..	Exclusion profit in stock	(8)	(7)	1	13
54	50	(4)	(7.4)	Replacement cost operating profit	59	209	150	254.2
(8)	21	29	..	Exclusion special item	(6)	21	27	..
46	71	25	54.3	Adjusted replacement cost operating profit	53	230	177	334.0

First half

Replacement cost operating profit for the first half of 2005 was euro 209 million, up euro 150 million from the first half of 2004, or 254%, reflecting primarily higher product margins, in particular in basic petrochemicals (cracker margin) and polyethylene, related to increases in prices higher than in the cost of oil-based feedstocks, resulting from a positive trend in demand as well as an improved industrial performance. These positive factors were offset in part by plant writedowns (euro 18 million).

(million tonnes)
Second quarter	First half
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

1,411	1,307	(104)	(7.4)	Sales	2,619	2,679	60	2.3
748	714	(34)	(4.5)	Basic petrochemicals	1,382	1,525	143	10.3
275	252	(23)	(8.4)	Styrenes and elastomers	538	518	(20)	(3.7)
388	341	(47)	(12.1)	Polyethylenes	699	636	(63)	(9.0)

Sales of petrochemical products (2,679,000 tonnes) were up 60,000 tonnes, or 2.3% from the first half of 2004, reflecting primarily higher sales of intermediates (up 28%), aromatics (up 9%) and olefins (up 4.5%) related to positive demand and the fact that intermediate sales, in particular acetone and phenol, declined in the first half of 2004 following a standstill due to an accident occurred at the Porto Torres dock. These increases were offset in part by a decline in: (i) polyethylenes (down 9%) due to lower LLDPE availability related to the standstill of the Priolo plant and to a decline in demand resulting from expected price declines; (ii) styrene (down 5.8%) related to the shutdown of the Ravenna ABS plant and the standstill of the Mantova plant.

Production (3,579,000 tonnes) declined by 100,000 tonnes, down 2.7%.

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Second quarter

Replacement cost operating profit for the second quarter of 2005 was euro 50 million, down euro 4 million from the second quarter of 2004, or 7.4%, reflecting primarily plant writedowns (euro 18 million), offset in part by higher product margins.

Sales of petrochemical products (1,307,000 tonnes) were down 104,000 tonnes, or 7.4% from the second quarter of 2004. The decline concerned in particular polyethylenes (down 12%) and olefins (down 9.7%), offset in part by higher sales of styrene (up 11%) and aromatics (up 8.7%).

Production (1,711,000 tonnes) declined by 157,000 tonnes, down 8.4%.

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Reconciliation of reported operating profit by segment and net profit to adjusted operating and net profit at replacement cost

Information on net profit and operating profit at replacement cost before special items is not required by either IFRS and U.S. GAAP, but Eni provides it with the intent to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

(million euro)

Second quarter	2005	First half
Operating and net profit	Exclusion of (profit) loss n stock	Replacement cost operating profit and net profit	Exclusion special items	Adjusted operating profit and net profit at replacement cost	Operating and net profit	Exclusion of (profit) loss on stock	Replacement cost operating profit and net profit	Exclusion special items	Adjusted operating profit and net profit at replacement cost

					Operating profit
2,761		2,761	128	2,889	E&P (1)	5,271		5,271	159	5,430
592	22	614	24	638	G&P	2,155	(30)	2,125	48	2,173
596	(316)	280	51	331	R&M	865	(459)	406	77	483
58	(8)	50	21	71	Petrochemicals	216	(7)	209	21	230
(191)		(191)	142	(49)	Other activities	(249)		(249)	151	(98)
(162)		(162)	54	(108)	Corporate and financial companies	(217)		(217)	56	(161)
3,654	(302)	3,352	420	3,772		8,041	(496)	7,545	512	8,057
1,898	(190)	1,708	312	2,020	Net profit	4,343	(311)	4,032	374	4,406

(1)	Net of the elimination of unrealized profit in stocks (euro 66 million in the first half; euro 8 million in the second quarter) on oil and natural gas volumes sold to the Refining & Marketing and Gas & Power segments, not yet sold to third parties.

Second quarter	2004	First half
Operating and net profit	Exclusion of (profit) loss n stock	Replacement cost operating profit and net profit	Exclusion special items	Adjusted operating profit and net profit at replacement cost	Operating and net profit	Exclusion of (profit) loss on stock	Replacement cost operating profit and net profit	Exclusion special items	Adjusted operating profit and net profit at replacement cost

					Operating profit
1,849		1,849	26	1,875	E&P (1)	3,465		3,465	67	3,532
566	28	594	(8)	586	G&P	2,117	(28)	2,089		2,089
301	(169)	132	65	197	R&M	426	(194)	232	63	295
62	(8)	54	(8)	46	Petrochemicals	67	(8)	59	(6)	53
(130)		(130)	91	(39)	Other activities	(226)		(226)	104	(122)
(62)		(62)	7	(55)	Corporate and financial companies	(111)		(111)	8	(103)
2,586	(149)	2,437	173	2,610		5,738	(230)	5,508	236	5,744
1,364	(93)	1,271	89	1,360	Net profit	3,365	(144)	3,221	(207)	3,014

(1)	Net of the elimination of unrealized profit in stocks (euro 28 million in the first half; euro -21 million in the second quarter) on oil and natural gas volumes sold to the Refining & Marketing and Gas & Power segments, not yet sold to third parties.

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Analysis of special items

(million euro)
Second quarter	First half
2004	2005	2004	2005

66	151	Mineral and other asset impairment	176	185
3	65	Provision to the risk reserve	3	65
134	195	Environmental provisions	138	220
14	15	Provision for redundancy incentives	24	22
(43)	0	Net gains on E&P portfolio rationalization	(118)
(1)	(6)	Other	13	20
173	420	Special items of operating profit	236	512
5	(1)	Expense (income) from investments	(303)	2
0		- Gain on the sale of a 9.054% stake of Snam Rete Gas	(308)
178	419	Non-recurring items before taxes	(67)	514
(89)	(107)	Taxes on special items	(140)	(140)
89	312	Total special items	(207)	374

Adjusted operating profit and net profit at replacement cost

(million euro)
Second quarter	First half
2004	2005	Change	% Ch.	2004	2005	Change	% Ch.

1,875	2,889	1,014	54.1	E&P	3,532	5,430	1,898	53.7
586	638	52	8.9	G&P	2,089	2,173	84	4.0
197	331	134	68.0	R&M	295	483	188	63.7
46	71	25	54.3	Petrochemicals	53	230	177	334.0
(39)	(49)	(10)	(25.6)	Other activities	(122)	(98)	24	19.7
(55)	(108)	(53)	(96.4)	Corporate and financial companies	(103)	(161)	(58)	(56.3)
2,610	3,772	1,162	44.5	Operating profit	5,744	8,057	2,313	40.3
1,360	2,020	660	48.5	Net profit	3,014	4,406	1,392	46.2

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Società per Azioni
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Design: Fausta Orecchio/Orecchio acerbo
Cover: Lorenzo Mattotti
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Cover: Lorenzo Mattotti, Value makers

Contents

Eni
Società per Azioni · Piazzale Enrico Mattei 1 - 00144 Rome · Tel +39.0659821 · Fax +39.0659822141 · www.eni.it